May 17, 2019

Confidential

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:	Heather Clark, Senior Staff Accountant
Claire Erlanger, Staff Accountant
Ruairi Regan, Senior Staff Attorney
Brigitte Lippmann, Staff Attorney

Re:	Wanda Sports Group Company Limited (CIK No. 0001771279)
Draft Registration Statement on Form F-1
Submitted on March 20, 2019

Ladies and Gentlemen,

On behalf of our client, Wanda Sports Group Company Limited, a foreign private issuer organized under the laws of Hong Kong (the “Company” and, together with its consolidated subsidiaries and variable interest entity, the “Group”), we submit this letter in response to certain comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 13, 2019 (the “Comment Letter”) relating to the above referenced Company’s draft registration statement on Form F-1 (the “Draft Registration Statement”) initially submitted on March 20, 2019 and subsequently submitted, as amended, on April 26, 2019, in each case for confidential non-public review.

Concurrently with the submission of this letter, the Company is submitting its revised Draft Registration Statement (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.  To facilitate the Staff’s review, we are providing to the Staff today five (5) courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

AFFILIATED WITH PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP, A NEW YORK LIMITED LIABILITY PARTNERSHIP WITH OFFICES OUTSIDE THE UNITED KINGDOM

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested.  The Staff’s comments are repeated below in italics and are followed by the Company’s responses.  We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to addressing the comments contained in the Comment Letter, the Company has also included in the Revised Draft Registration Statement other information of an updating nature.

Comments in Comment Letter dated May 13, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-IFRS Financial Measures, page 67

1.                                      We note that your EBITDA measure adjusts for “net financial (income)/expenses.” We further note from note 13 that items other than interest comprise this total that include bank charges, loss on derivatives, and foreign exchange losses/gains. Please note that EBITDA, by definition, should only reflect adjustments for interest, taxes, depreciation and amortization. In this regard, please revise to remove these other adjustments from your calculation of EBITDA or alternatively, you may include such adjustments in your calculation of Adjusted EBITDA. Please refer to Question 103.01 of the Commission´s Compliance and Disclosure Interpretations: Non-GAAP Measures dated April 4, 2018.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 to 15 and 68 of the Revised Draft Registration Statement by updating the reconciliations and related footnotes relating to EBITDA and Adjusted EBITDA.

Revenue from contracts with customers applicable from January 1, 2018, page F-16

2.                                      We note that you may act as principal or agent under your sale of rights contracts per page F-17. In this regard, for each significant type of contract where you have determined that you are either principal or agent, please tell us the assumptions and considerations included in how you determine that you do or do not control the specified service according to paragraph B37 of IFRS 15. Also, please consider revising your discussion of your revenue recognition for these business models to be consistent with the type of contracts/services discussed in MD&A. In this regard, we note that MD&A discusses commissions based contracts, sale of services general contractor, sale of services cost plus. Please ensure these different types of contracts are discussed in terms of principal versus agent considerations as applicable.

In response to the Staff’s comment, the Company has revised Note 2 on pages F-16 to F-18 of the Revised Draft Registration Statement to disclose the assumptions and considerations in the determination of how the Company controls or does not control the specified service in respect of each significant type of contract in accordance with paragraph B37 of IFRS 15.  The Company has also revised Note 2 to clarify to which business model the Company considers the different types of contracts discussed in its MD&A apply.

3.                                      We note from your discussion in MD&A that reimbursement revenue represented a significant amount of the revenue increase in 2018 from 2017. We further note from your disclosure on page 74 that reimbursement revenues result from the cost-plus contractual model and are either recognized as revenue when received from broadcasters and passed on to the rights owner, or through compensation by the rights owner of direct costs incurred depending on the contract terms. However, it is unclear from your disclosure in Note 2 to the financial statements where the revenue recognition related to these reimbursement revenues and cost plus contracts is discussed. Please advise. Also, please provide us more information on the nature of these reimbursement revenues and address how the recording of these amounts as revenue complies with IFRS 15.

In response to the Staff’s comment, the Company has revised Note 2 on page F-19 of the Revised Draft Registration Statement to disclose that the revenue recognition related to the cost-plus contractual model is included in the revenue recognition discussion of host broadcasting operations.  The reimbursement revenues represent reimbursements from the customer for costs that the Company incurred to provide host broadcasting services, including production costs, and other direct costs incurred by the Company to procure such services.   The Company revised Note 2 to elaborate how the host broadcast operations are accounted for in accordance with IFRS 15.

4.                                      We note from your discussion in MD&A on page 130 that in both your Spectator Sports and DPSS segments, you apply your in-house DPSS capabilities. Revenue and costs with respect to these services are generally allocated to the Spectator Sports segment if provided in the same contract that includes a rights-in arrangement with a rights-in partner or as part of a rights-out arrangement with a rights-out client. Please revise your notes to the financial statements to discuss the determination of performance obligations related to these services and how you determine the allocation of transaction price, as applicable. See guidance in paragraph 123(b) of IFRS 15.

The Company advises the Staff that, for the Spectator Sports contracts, the contracts with customers containing in-house DPSS services typically have just one performance obligation, consisting of a bundle of services not distinct in the context of the contract. For certain contracts that the Group entered into with its customers with multiple distinct performance obligations, the distinct performance obligations are satisfied over the same period of the time.  Therefore, the allocation of transaction price does not significantly affect the determination of the amount and timing of revenue from contracts with customers as discussed in paragraph 123 of IFRS 15. The Company has revised Note 2 on page F-20 of the Revised Draft Registration Statement to elaborate as to how it may allocate transaction price among different performance obligations if required.

11.1 Disaggregated revenue information, page F-81

5.                                      We note from your discussion in MD&A and in your revenue recognition policies, that you appear to have many revenue streams, including sponsorship, media production, event entry fees, digital services, and licensing. However, in Note 4, in addition to providing revenues by segment, you have disaggregated revenue only by geography. In accordance with paragraph 114 of IFRS 15, please revise to disaggregate revenue by categories that depict how the nature, amount, timing, and uncertainty of revenue are affected by economic factors. Please refer to paragraphs B87-89 of IFRS 15.

In response to the Staff’s comment, the Company has revised the disclosure in Note 11.1 on page F-81 of the Revised Draft Registration Statement. In selecting the type of categories that are most relevant and useful to disaggregate revenue, the Company considered the information regularly reviewed by its  chief operating decision maker (CODM), and other similar information for evaluating the financial performance of operating segments, or making resource allocation decisions according to the guidance illustrated in paragraphs B87-89 of IFRS 15.  The Company has disaggregated the revenue categories by product lines (i.e. Mass Participation, Spectator Sports and DPSS), which is the same as the categories disaggregated for segment reporting purposes after considering the above factors.

If you have any questions or comments concerning this filing, the materials submitted herewith or the Revised Draft Registration Statement, or desire any further information or clarification in respect of the Revised Draft Registration Statement, please do not hesitate to contact me (mbergman@paulweiss.com; +44.207.367.1601) or Xiaoyu Greg Liu (gliu@paulweiss.com; +86.10.5828.6302).

Your sincerely,

/s/ Mark S. Bergman

Mark S. Bergman

cc:                    Hengming Yang, Chief Executive Officer, Wanda Sports Group Company Limited

Brian Liao, Chief Financial Officer, Wanda Sports Group Company Limited

Sandra Lin, EY

Matthew D. Bersani, Esq., Shearman & Sterling LLP

Xiaoyu Greg Liu, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP